EXHIBIT 1

Media Release

2 June 2002

Hospital sale update

Mayne has previously announced it would sell seven of its hospitals. The sale of the three Tasmanian hospitals has already been completed. There has been some speculation regarding Mayne’s ability to complete the sale of the four remaining hospitals.

Mayne has agreed in principle with relevant parties for three hospitals and is working cooperatively with them to complete two transactions by the end of June, and one by the end of July. The seventh hospital, Geelong Private, will be the subject of a court case.

Overall, the Hospitals business continues the progressive improvement in performance evidenced in the first half.

Mayne expects that for the continuing businesses, excluding Consumer Products, underlying earnings will be in line with the guidance given at the half year results in February, which was that the second half performance will be similar to the first six months.

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For further information contact:

Media enquiries:	Investor enquiries:
Rob Tassie	Cameron Fuller
Group Public Affairs	Investor Relations Manager
Phone: 03 9868 0886	Phone: 03 9868 0968
Mobile: 0411 126 455	Mob: 0417 338 953